EXHIBIT 99.3

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of Series I Common Stock, par value $0.01 per share, of Goldman Sachs Real Estate Finance Trust Inc (this "Agreement"), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 14, 2025

KREI West St. Investments, LLC

By: /s/ Jennifer Curfman
Name: Jennifer Curfman
Title: Secretary

KREI Investment Holdings, LLC

By: /s/ Jennifer Curfman
Name: Jennifer Curfman
Title: Secretary

Koch Real Estate Investments, LLC

By: /s/ Jennifer Curfman
Name: Jennifer Curfman
Title: Secretary

Koch Investments Group, LLC

By: /s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Secretary

Koch Investments Group Holdings, LLC

By: /s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Secretary

Koch Companies, LLC

By: /s/ Adam Fitzsimmons
Name: Adam Fitzsimmons
Title: Assistant Secretary

Koch, Inc.

By: /s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Assistant Secretary